MR

08027678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE Suite #600
(No. and Street)

Washington (City) DC (State) 20002-4240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Rohrbacher 202-962-6920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SB and Company
(Name – *if individual, state last, first, middle name*)

200 International Circle #5500 Hunt Valley, MD 21030
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/19

OATH OR AFFIRMATION

I, Gerard Maus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gerard P Maus
Signature

Treasurer
Title

Jan C Feldman
Notary Public

JAN C. FELDMAN
Notary Public, District of Columbia
My Commission Expires
Oct. 30, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

December 31, 2007

CONTENTS

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ICMA-RC Services, LLC

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (a wholly owned subsidiary of the International City Management Association Retirement Corporation) (RC Services) as of December 31, 2007, and the related statements of operations, change in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplemental schedule are the responsibility of RC Services' management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RC Services internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICMA-RC Services, LLC as of December 31, 2007, and the results of its operations, change in member's equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, DC
February 25, 2008

SB & Company, LLC

200 International Circle • Suite 5500 • Hunt Valley • Maryland 21030 • P 410-584-0060 • F 410-584-0061

ICMA-RC SERVICES, LLC

Statement of Financial Condition
As of December 31, 2007

ASSETS

Cash and cash equivalents	$	241,176
Deposit with clearing agent		20,282
Due from related entity		139,259
Prepaid fees		25,606
Total Assets	$	426,323
Member's Equity	$	426,323

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2007

Revenue		
Intercompany service revenue	$	1,043,182
Distribution revenue		1,251
Interest income		393
Total Revenue		1,044,826
Expenses		
Tax and licenses		591,295
Salaries		355,383
Professional services		65,240
Premises and equipment		16,351
Fixed asset cost recovery allocation		1,726
Supplies and other expenses		895
Meetings and travel		6,172
Other expenses		6,120
Total Expenses		1,043,182
Net Income	$	1,644

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Change in Member's Equity
For the Year Ended December 31, 2007

Member's equity, January 1, 2007	$	424,679
Net income		1,644
Member's Equity, December 31, 2007	**$**	**426,323**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net income	$	**1,644**
Adjustments to reconcile net income to net cash flows from operating activities		
Effect of changes in non-cash operating assets and liabilities -		
Prepaid fees		**13,779**
Due from related entity		**38,437**
Net Cash from Operating Activities		**53,860**
Cash and cash equivalents, beginning of year		**187,316**
Cash and Cash Equivalents, End of Year	$	**241,176**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Notes to the Financial Statements
December 31, 2007

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC ("RC Services") was formed under the laws of the State of Delaware on March 18, 1999 as a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer for mutual funds registered under the Investment Company Act of 1940 or unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation ("the Corporation").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds.

Income Taxes

RC Services is considered a "disregarded entity" for Federal income tax purposes because it is a limited liability corporation for income tax purposes. Therefore, all income earned by RC Services is reported by the Corporation and is either tax-exempt or taxable unrelated business income.

3. RELATED PARTY TRANSACTIONS

RC Services has entered into an agreement with the Corporation for certain operational support services, including the marketing, development, and product management of certain products offered by the mutual funds. The mutual funds are managed by Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of the Corporation). The expenses reported by RC Services represent the actual direct cost of expenses incurred by the Corporation for RC Services' benefit, plus the estimated incremental costs incurred by the Corporation to provide such services.

3. RELATED PARTY TRANSACTIONS (continued)

During 2007, the Corporation allocated expenses of $451,887 to RC Services. RC Services also reimburses the Corporation for certain direct expenses paid on RC Services behalf such as the NASD registration and compliance fees. The amount of reimbursed expenses was $591,295 for the year ended December 31, 2007. Intercompany service revenue is allocated from the Corporation for reimbursement of expenses incurred. The revenue allocated from the Corporation during 2007 was $1,043,182.

The due from related entity balance of $139,259 represents amounts owed from the Corporation. Currently, the repayment terms have not been established.

4. NET CAPITAL REQUIREMENT

Regulatory Requirements

RC Services is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission under Rule 15c3-1. This rule requires a broker-dealer to maintain certain net capital levels (as defined) and prohibits them from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rules. RC Services is exempt from the requirement of the Securities and Exchange Commission Customer Protection Rule, Rule 15c3-3, in that RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of the Rule.

As of December 31, 2007, RC Services had net regulatory capital of $261,458, which was $236,458 in excess of its required net capital. RC Services' aggregate indebtedness to net capital ratio was 0 to 1.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2007.

Supplemental Information

ICMA-RC SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1
As of December 31, 2007

Members equity	$	426,323
Less non-allowable assets*		(164,865)
Net capital before haircuts		261,458
Less haircuts		-
Net capital		261,458
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)		25,000
Excess of net capital	$	236,458
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	261,458
Ratio of aggregate indebtedness to net capital		0 to 1

*Represents prepaid fees and due from related entity.

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the RC Services' unaudited December 31, 2007 Part IIA FOCUS filing.

ICMA-RC SERVICES, LLC

Statement Regarding Rule 15c3-3
As of December 31, 2007

RC Services is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17A-5

To the Board of Directors
ICMA-RC Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of ICMA-RC Services, LLC ("RC Services"), for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered RC Services' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control. Accordingly, we do not express an opinion on the effectiveness of RC Services' internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by RC Services, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because RC Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by RC Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of RC Services is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which RC Services has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

200 International Circle • Suite 5500 • Hunt Valley • Maryland 21030 • P 410-584-0060 • F 410-584-0061

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principlés generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that RC Services' practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SB & Company, LLC

Washington, DC
February 25, 2008

END